Frascona, Joiner, Goodman and Greenstein, P.C.
4750 Table Mesa Drive
Boulder, CO 80305
Ph: (303) 494-3000
Fax: (303-494-6309

May 22, 2009

H. Roger Schwall
Assistant Director Division of Corporate Finance
Securities and Exchange Commission
100 F Street, N.E., Stop 7010
Washington, D.C. 20549

Re:	Mexoro Minerals, Ltd.
Form 10-KSB for the Fiscal Year Ended February 29, 2008
Filed June 13, 2008
Form 10-Q for the Fiscal Year Ended November 30, 2008
Filed January 20, 2009
Response Letter Dated April 7, 2009
File No. 000-23561

Dear Mr. Schwall:

On behalf of Mexoro Minerals, Ltd., a Colorado corporation (the “Company”), enclosed please find our responses to your comment letter dated April 29, 2009.

Form 10-KSB for the Fiscal Year Ended February 29, 2008

Management’s Discussion and Analysis or Plan of Operation

Expenses

1.

We have considered your response to prior comment number two. Please tell us why you believe it is appropriate to refer to the $580,000 non-cash impairment charge as ‘Acquisition of mineral property costs for stock” within the Consolidated Statements of Cash Flow. Please also tell us where the 2007 non-cash impairment charge of $259,000 is reported in your Consolidated Statements of Cash Flow and how from inception to current date ‘Impairment of mineral property costs’ of $16,145,422 on the Consolidated Statements of Operations and Comprehensive Income (Loss) relates to the line item entitled ‘Acquisition of mineral property costs for stock’ of $13,645,000 for the same period from inception to current date.

We issued shares for the acquisition of mineral properties. The value of those shares was subsequently written off due to impairment. Accordingly, we have changed the reference to the $580,000 non-cash impairment charge to refer to it as ‘Impairment of mineral property costs’.

     The $259,000 impairment of mineral property costs in 2007 was a cash expense; accordingly, it is included under ‘Net loss’ in the February 2007 ‘Statement of cash flows’.

     A reconciliation of ‘Impairment of mineral property costs’ of $16,145,422 on the Consolidated Statements of Operations and Comprehensive Income (Loss), and ‘Acquisition of mineral property costs for stock’ of $13,645,000 in the Consolidated Statements of Cash Flows from inception to current date is provided below:

Mexoro Minerals Ltd.
Acquisition of mineral property costs continuity schedule			Non-cash component
		Recognized in	recognized in
			Statements of Cash
As at		Statements of Operations	Flows

May 3, 2004	Shares issued pursuant to a share exchange agreement	$ 10,965,000	$ 10,965,000
	Cash payment for acquistion of mineral properties	2,030,500	-

Year ending February 28, 2005		12,995,500	10,965,000

February 23, 2006	Shares issued pursuant to a new property agreement	2,100,000	2,100,000
	Cash payments during the year for acquisition of
	mineral properties	210,922	-

Year ending February 28, 2006		15,306,422	13,065,000

	Cash payments for acquisition of mineral properties	259,000	-

Year ending February 28, 2007		15,565,422	13,065,000

September 18, 2007	Shares issued for Encino Gordo and Guazapares
	deferral agreement	580,000	580,000

Year ending February 29, 2008		$ 16,145,422	$ 13,645,000

Consolidated Statements of Operations and Comprehensive Income (Loss)

2.

We note from the proposed disclosure you provided in response to prior comment number five that you recorded the discount resulting from recording a beneficial conversion feature of $1,359,300 to interest expense in 2007. Please confirm to us, if true, that the guidance in EITF 08-4, which will be applicable for financial statements ending after December 31, 2008, will result in a change to your accounting policy for the treatment of any recorded discount resulting from the allocation of proceeds to beneficial conversion features of convertible debt securities, or otherwise advise. Please specifically address application of paragraph 6 of EITF 08-4 in your response. In addition, please expand your SAB Topic 11:M disclosure to address this new guidance for periodic filings made after its ratification by the EITF Task Force on June 25, 2008.

     We confirm that the guidance in EITF 08-4 will be applicable for our financial statements for the fiscal year ending February 28, 2009 and will result in a change of our accounting policy. According to the guidance in EITF 08-4, ‘for convertible instruments that have a stated redemption date, a discount resulting from recording a beneficial conversion option shall be required to be amortized from the date of issuance to the stated redemption date of the convertible instrument, regardless of when the earliest conversion date occurs’.

     The change in accounting policy is effective for financial statements issued for fiscal years ending after December 15, 2008. The impact, if any, of applying the conforming changes will be presented retrospectively with the cumulative-effect of the change being reported in retained earnings in the statement of financial position as of the beginning of the first period presented.

     For the year ended February 28, 2009, the Company issued convertible debentures with a beneficial conversion feature of $64,133. Accordingly, as per the guidance in EITF 08-4, the beneficial conversion feature is being amortized from the issuance dates to the redemption dates. As a result, $48,967 of the beneficial conversion features were amortized to Interest expense in the year ended February 28, 2009 and $15,166 of the beneficial conversion features are unamortized at February 28, 2009.

Significant Accounting Policies

(m) Asset retirement obligations

3.

We have considered your response to our prior comment number six, wherein you state “The Company is in an early stage of mineral exploration and has no known reserves as of February 29, 2008. Accordingly, the Company cannot reasonably estimate the fair value of those obligations because their indeterminate settlement dates.” Please explain the nature of the asset retirement obligations that you have incurred to date and explain in detail why you are not able to estimate when they will be settled.

     As of November 30, 2008, we have only undertaken drilling and geological sampling activities on our properties, which have not triggered any asset retirement obligations of Mexoro. We plan to take the Cieneguita property to a feasibility stage to determine the estimated size of gold reserves. Once the ore reserves are determined, we will be able to estimate the life of the property. As of November 30, 2008, we do not know the size of the reserves, if any, on any of our properties. As such, we are not able to estimate the settlement dates for the expected asset retirement obligations.

Internal Control Over Financial Reporting

4.

We have considered the proposed disclosure you intend to include in an amended Form 10-KSB for the fiscal year ended February 29, 2008 and note that you do not specifically state whether or not your internal control over financial reporting is effective as of February 29, 2008. Please expand your disclosure accordingly, as required by Item 308(T)(a)(3) of Regulation S-K.

     We have expanded our proposed disclosure as required by Item 308(T)(a)(3) of Regulation S-K, to include management’s assessment that, because of the existence of a material weakness identified by management, our internal control over financial reporting was not effective as of February 29, 2008.

Please refer to our response set forth in Comment 5.

5.

We note you make reference to the material weakness identified by management as of February 28, 2008 and your statement that “To remediate our internal control weaknesses, management implemented the following measures: the Company has added sufficient accounting personnel to properly segregate duties and to effect a timely, accurate preparation of the financial statements.” Given your determination that you had the same material weakness as of February 29, 2008, it does not appear that appear that your remedial actions resulted in the addition of sufficient accounting personnel to property segregate duties and to effect a timely, accurate preparation of the financial statements. To avoid reader confusion, please remove the discussion referencing your prior year’s internal control over financial reporting assessment.

     We have revised our disclosure to remove the discussion referencing our assessment of our internal control over financial reporting as of February 28, 2007. The proposed revised disclosure is as follows:

Internal Control Over Financial Reporting

The management of the Company is responsible for the preparation of the financial statements and related financial information appearing in this Annual Report on Form 10-KSB/A. The financial statements and notes have been prepared in conformity with accounting principles generally accepted in the United States of America. The management of the Company also is responsible for establishing and maintaining adequate internal control over financial reporting, as defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act. A company's internal control over financial reporting is defined as a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. Our internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that in reasonable detail accurately and fairly reflect the transactions and dispositions of the assets of the Company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the issuer are being made only in accordance with authorizations of management and directors of the Company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Management, including the chief executive officer and chief financial officer, does not expect that the Company's disclosure controls and internal controls will prevent all error and all fraud. Because of its inherent limitations, a system of internal control over financial reporting can provide only reasonable, not absolute, assurance that the objectives of the control system are met and may not prevent or detect misstatements. Further, over time control may become inadequate because of changes in conditions or the degree of compliance with the policies or procedures may deteriorate.

With the participation of the chief executive officer and chief financial officer, our management evaluated the effectiveness of the Company's internal control over financial reporting as of February 29, 2008 based upon the framework in Internal Control –Integrated Framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on that evaluation along with the report from the Company’s independent registered public accounting firm, our management has concluded that, as of February 29, 2008, the Company had a material weakness in its internal control over financial reporting. Specifically, the management determined that the Company did not have sufficient personnel resources with the accounting function to affect timely financial close process and to effectively evaluate and resolve certain routine and non-routine and/or complex accounting transactions.

To remediate our internal control weaknesses, management implemented the following measures: the Company has added sufficient accounting personnel to properly segregate duties and to effect a timely, accurate preparation of the financial statements.

This annual report does not include an attestation report of the Company's registered public accounting firm regarding internal control over financial reporting. Management's report was not subject to attestation by the Company's registered public accounting firm pursuant to temporary rules of the Securities and Exchange Commission that permit us to provide only management's report in this Annual Report on Form 10-KSB/A.

Changes in Internal Control over Financial Reporting

There were no changes in the Company's internal control over financial reporting that occurred during the last fiscal quarter, that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.”

6.

Please expand your remediation discussion in necessary detail to identify the procedures implemented, or intended to be implemented, subsequent to February 29, 2008, which are intended to remediate the causes of your internal control over financial reporting effectiveness. Your disclosure should include remediation procedures that are specific and actionable, rather than general in nature, and include a timetable for such remediation measures.

     To remediate our internal control weaknesses, management intends to implement the following measures:

1)	The Company will add sufficient accounting personnel to properly segregate duties and to effect a timely, accurate preparation of the financial statements.

2)	The Company will hire a qualified professional for the role of chief financial officer to oversee the accounting and finance function of Mexoro.

The additional hiring is contingent upon Mexoro getting funded through equity or debt for its continued exploration activities and corporate expenses. Mexoro’s management expects to secure funds in the coming fiscal year but provides no assurances that it will be able to do so.

Form 10-Q for the Fiscal Quarter Ended November 30, 2008

Note 7. Convertible Debentures, page 14

7.

We note from your response to prior comment number 12 that the difference between the cash received from your issuance of convertible notes totaling $1,370,000 and the value reported on your balance sheet of $1,145,860 relates to interest. We also note from your response that you recognized a beneficial conversion feature of $64,133 and estimated the fair value of the detachable warrants at $423,000. So that we may better understand how you accounted for the issuance of these convertible notes, please provide us with the combined journal entry you recorded for the issuance of these convertible notes with detachable warrants.

     The combined journal entry for the issuance of convertible notes with detachable warrants is:

	Debit	Credit

Cash	$1,370,000
Interest expense	$64,133

Convertible debentures		$947,000
Additional paid-in
capital		$487,133

Engineering Comments

8.

We note your response to prior comment 18 in which you state you have modified your disclosures in your 10-Q to comply with our guidance regarding sample results. Please confirm that you will also modify your disclosure in your 10-K as these guidelines are applicable to both your 10-Q and 10-K filings.

     We confirm that we will also modify our disclosure in our 10-K filing regarding sample results for the year ended February 29, 2008.

Sincerely,

/s/Gary S. Joiner, Esq.

cc: Barry Quiroz